June 7, 2024	File #:	97353.1
	Direct:	604 647 4124
	Email:	klalani@boughtonlaw.com

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:Aliya Ishmukhamedova

Jan Woo

Amanda Kim

Stephen Krikorian

Dear Sirs and Mesdames:

Re: ZenaTech, Inc. – Form F-1 – SEC Comment Letter Dated June 6, 2024

We are legal counsel in Canada for ZenaTech, Inc. (“the Company”). On behalf of the Company, we are writing to respond to the comments raised in the letter (the “Fifth Comment Letter”) to the Company dated June 6, 2024 from the United States Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form F-1 (Amendment No. 4) (the “Registration Statement”) filed by the Company with the SEC on May 22, 2024 in connection with a proposed listing of its common stock on The Nasdaq Capital Market. The responses below are from the Company and correspond to the captions and numbers set forth in the Fifth Comment Letter (which are reproduced below in bold). Capitalized terms used in this response letter but not otherwise defined have the meanings assigned to them in the First Comment Letter.

Amendment No. 4 to Registration Statement on Form F-1

Consolidated Statement of Financial Position, page 135

1.Your response to prior comment 1 states that you expect to consume approximately $2,263,000 in services provided by Epazz during the twelve-month period from April 1, 2024 through March 31, 2025, when you have only received services valued at approximately $237,000 from Epazz during the first quarter ended March 31, 2024. Additionally, you disclose on page 161 that you are planning for a ramp-up period as manufacturing of the drones starts and the current asset amount will most likely increase. Please tell us in more detail how the amount of current portion is presently determined, the amount of the likely increase, and when you are likely to see the impact.

Response: The current portion to March 31, 2024 was the amount expended with respect to services provided by Epazz in the period. However, the Company has determined that $2,263,000 will be required from April 1, 2024 through March 31, 2025 to produce the first run of drones for its pilot programs based on interest generated through marketing of the drones by the Company, including

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to the U.S. Military, NATO and commercial customers. The Company projects that it will need to produce over 25 ZenaDrone 1000s during the six months ending September 30, 2024 for its pilot programs. Therefore, the Company has been increasing the number of contractors it needs to manufacture the drones and consuming more services from Epazz. Once the Company has completed the pilot programs, the Company is projecting additional orders for the drones in the fall of 2024, including through continued marketing activities. Additional orders would mean more contractors will be needed to fulfill demand, which will impact the amount of services needed to complete the delivery of drones. The Company estimates that it may be required to add an addition $1 million to the current portion of the advance to affiliates in the six months after September 30, 2024.

Statements of Cash Flows, page 138

2.Your response to prior comment 3 explains that you deleted an inaccurate disclosure in the three months ended March 31, 2024 financial presentation and added a new disclosure. However, that disclosure still appears on page 147, and the new disclosure does not appear anywhere in the filing. Please revise or advise. Additionally, you state in your response and on pages 147 and 173 that “There is no change due to this update”. Please clarify what is meant by this statement.

Response: The Company has revised the Registration Statement to delete the incorrect disclosure which was inadvertently left in the document and to add the correct disclosure. The Company has also deleted the sentence “There is no change due to this update.".

15. Related Party Transactions

Advance to Affiliate for Future Services, page 159

3.We have reviewed your response to prior comment 4. Additionally, page 159 discloses that under the management services agreement, “the Company pays Epazz for management, programming, support and various office operating costs. There were no payroll and programming and support fees for the three months ended March 31, 2024, or the year ended December 31, 2023”. However, the reconciliation table on page 160 shows an amount for Programming and Support Fees. Please revise or advise.

Response: The Company has deleted the sentence “There were no payroll and programming and support fees for the three months ended March 31, 2024, or the year ended December 31, 2023” which was inadvertently left in the Registration Statement.

We trust the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (604) 512-7910 or via email at klalani@boughtonlaw.com with any questions or comments regarding this correspondence.

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Yours truly,

Boughton Law Corporation

/s/ Karim Lalani

Karim Lalani

Counsel

cc: Shaun Passley PhD.

ZenaTech, Inc.

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